EXHIBIT 21

ANDREW CORPORATION AND SUBSIDIARIES
List of Significant Subsidiaries

    Significant subsidiaries of the registrant, all of which are wholly owned unless otherwise indicated, are as follows:

Name of Subsidiary	Jurisdiction of Incorporation
Andrew A.B.	Sweden
Andrew AG	Switzerland
Andrew AO	Russia
Andrew Canada, Inc	Canada
Andrew Communications Oy	Finland
Andrew Corporation (Mexico), S.A. de C.V	Mexico
Andrew Espana, S.A	Spain
Andrew Financial Services Corporation	State of Delaware
Andrew GmbH	Germany
Andrew Industria e Comercio, Ltda. (owned 70%)	Brazil
Andrew International Corporation	State of Illinois
Andrew Kommunikationssysteme AG	Switzerland
Andrew Satcom Africa (Pty.) Ltd.	South Africa
Andrew SciComm Inc.	State of Texas
Andrew S.A.R.L.	France
Andrew S.R.L.	Italy
Andrew Systems Inc.	State of Delaware
Andrew Telecom, Inc.	State of Delaware
Andrew Telecommunications India Pvt. Ltd.	India
Andrew Telecommunications (Suzhou) Co. Ltd.	China